Exhibit 99.1

GOVE

Arafura Sea

Elcho Island

Nabalco Plant

Howard Island

Drysdale Island

ELA 2227 ELA 22822 ELA 4025 ELA 22821 ELA 29847 ELA 3350 ELA 29848

Arnhem Land - Northern Territory

Map 1

Alcoa Exploration Licence Applications

Consent Areas

Non Consent

Consent

Moratorium (Nov 2012- Nov 2017)

Nabalco ML’s

0 4.5 9 18 27 36

Kilometers

GOVE

BAUXITE

DEPOSIT

Arnhem Land

Northern Territory

Map 2

Jarrahdale Road York

Hamel Perth Harvey Collie Yarloop

Bunbury Pinjarra Mandurah Williams Mundijong

Keysbrook BooragooFremantle n Dwellingup Boddington

North Dandalup Wagerup Refinery Kwinana Refinery Worsley Refinery

Pinjarra Refinery Hedges

Jarrahdale AWA—Darling Range

Mineral Lease 1sa (Alcoa)

Worsley Sublease Refineries

Mining Regions Current Mining

Next Mining Region Future Mining

Forest Mgmt Plan Misc Res/Exec Dir Conservation Park

National Park Nature Reserve

Other Reserves Section 62 0 5 10 20 30 40 Kilometers

Map 2

St. Ann Clarendon Trelawny

St. Elizabeth Portland

St. Catherine St. Mary

Manchester

St.Thomas St. James

Westmoreland

Hanover

Kingston and St. Andrew

604894 604894 624894 624894 644894 644894 664894

664894 684894 684894 704894 704894 724894 724894

744894 744894 764894 764894 784894 784894 804894

804894 824894 824894 576401 596401 596401 616401

616401 636401 636401 656401 656401 676401 676401

696401

696401

716401

716401

03 06 2005

MAP 3

THIS DRAWING AND ALL INFORMATION ON IT IS THE PROPERTY OF JAMALCO. IT IS CONFIDENTIAL AND IS GIVEN TO YOU FOAION FFL IOMRAIMNTYEA DT IAPORUNTR ICCPOLONESC EE FARANNBDIRN IMGC AUITTS ETMD AB YEO BRRE E CTAUOSRPSNIEEEMDD,B ELOXENDH I RBEIFTQREOUDME OS RTT. FH UNISRE NITIDSHRHEAREWD TI NTHOGIS ODTWRHITAEHWROISNU NGTO NRTO HMREA AY NCPYOH NOPSATEORNTGT R OAFPO HFIT S NBJAOEMR TA AALKNCEOYRN .

JAMALCO

DEPARTMENT

DRAWING TITLE SCALE

Manager Day Month Year

MAP NUMBER CLARENDON & MANCHESTER

ORIGIN S. Williams PLANT CODE DWG CLASS

APPROVED BY CHECKED BY PREPARED BY DESIGNED BY Mining Department

1 : 262,700

Leighton Jones

SM-032013_JA001_JA

MTO

14 03 2013 Created KJW 0 4.5 9 18 27 36Kilometers Ê

JAMALCO MINING LEASE H. Ferguson

MOUNT OLIPHANT Plant

JAMALCO BAUXITE AREAS

Legend Parish Boundary

SLipceecnisael E5x3c0l u-s Nivoer tPhr Mosapnecchtiensgter

SLipceecnisael E- xPcolurussiv eV iPctroorsiap eTcotwinng

SSpoeucthia Ml Manincihnegs Lteera &se M 1o3c0ho

MOCHO

PORUS VICTORIA TOWN

SOUTH MANCHESTER

NORTH MANCHESTER

Oo st-wes tverbi nding Oost-westverbinding Sunday Vijent Wane-1

Wane-2 Moengo Jones-3 Bushman Jones-1A Lobato-3

Lobato-2 Madoekas Lobato-1 Jones-1C 7-Spades

New Boon Gemerts-2 Adjoema-4 Peto Hill Wtec Area

Adjoema-3 Adjoema-2 7-Spades2 Coermotibo

Swift Hill Adjoema-1South Adjoema-1North

Tapira Ricanau Jones-1 Jones-2 Jones-1D Gemerts1

Jones-3A Jones-2B Jones-2A

Begi Gado Pikien Gado

Map 4

Coermotibo concesions in District Marowijne

785000.000000 785000.000000 790000.000000 790000.000000 795000.000000

795000.000000 800000.000000 800000.000000

805000.000000 805000.000000 810000.000000 810000.000000 815000.000000

815000.000000 605000.000000 605000.000000

610000.000000 610000.000000 615000.000000 615000.000000 620000.000000

620000.000000 625000.000000 625000.000000 630000.000000 630000.000000

1:100,000

Date: March 2013—Satellite images: 2010—Source: Mining—Scale is for A3 print—Suralco L.L.C.

Coermotibo concessions in district Marowijne

Concessions in district Marowijne

Mines

696000
705000
714000
723000
732000
741000
634000
628000
622000
616000
610000
N
1:125,000

Concessions in district Para en Commewijne

LANDOWNERSHIP
- Suralco
- AMS
- Suralco & 3rd
- National Domain
- National Domain & 3rd
- Third Parties

CONCESSIONS
- Concessions
- Suriname River
- Public, Streets Primairy



Date: March 2013 - Satellite images: 2010 - Scale is for A3 print - Suralco L.L.C.

Concessions in district Para en Commenwijne

Landownershiop

Concessions

696000.000000 696000.000000 705000.000000

705000.000000 714000.000000 714000.000000 723000.000000 723000.000000 732000.000000

732000.000000 741000.000000 741000.000000 610000.000000

610000.000000 616000.000000 616000.000000 622000.000000 622000.000000 628000.000000

628000.000000 634000.000000 634000.000000

1:125,000

Date: March 2013—Satellite images: 2010—Scale is for A3 print—Suralco L.L.C.

LANDOWNERSHIP

Suralco

AMS

Suralco & 3rd

National Domain

National Domain & 3rd

Third Parties

CONCESSIONS

Concessions Suriname River Public, Streets Primairy

Concessions in district Para en Commewijne

Derby Perth

Albany Newman

Collie Kalbarri

Pinjarra EsperancBusselton e

Geraldton Carnarvon

Kununurra FBreomoraangtoleon

Kalgoorlie Dwellingup

Port Hedland

Map 7

0 105 210 420 630 840 Alcoa Alumina—WA

Kilometers

Map 7

Carnarvon

Port Headland

Newman

Kalbarri

Kalgoorlie

Perth

Frenmatle

Pinjarra

Albany

Esperance

Aloca Alumina—WAAMAZONAS PARÁ

MARANHÃO

PIAUÍ

AMAPÁ

TOCANTINS

RORAIMA

MATO GROSSO

BELEM

MANAUS

MACAPA

SAO LUIS

60°W 54°W 48°W 6°S 0°

70°W 60°W 50°W 40°W 30°S 20°S 10°S 0°

Oriximiná

Almerim

Santarém Tucuruí

Jacundá Paragominas

São Felix do Xingú Carajás

ALUNORTE ALBRAS

SILVES ALUMAR

NHAMUNDÁ FARO

JURUTI MRN

CRUZ ALTA ALMERIM

MILTONIA VERA CRUZ GURUPI

FUTURO JABUTI

TIRACAMBU

HIDROELECTRIC POWER

0 25 50 75 100 Km

MAP 8

Transamazon Highway

Amazon River

Belem—Brasilia Highway

Carajás Railroad

Tocantins River

PONTA DA

MADEIRA

850010/1991

RN103

CONCESSÃO DE LAVRA

808954/1975

RN102

CONCESSÃO DE LAVR850011/1991 A

RN104

CONCESSÃO DE LAVRA

850506/2000

AB109

REQUERIMENTO DE LAVRA

850026/2001

AB111

REQUERIMENTO DE LAVRA

850355/2001

28

REQUERIMENTO DE LAVRA

850504/2000

AB108

REQUERIMENTO DE LAVRA

850357/2001

29

REQUERIMENTO DE LAVRA

850336/2001

24

AUTORIZAÇÃO DE PESQUISA

850337/2001

23

AUTORIZAÇÃO DE PESQUISA

850335/2001

22

AUTORIZAÇÃO DE PESQUISA

850338/2001

25

AUTORIZAÇÃO DE PESQUISA

850505/2000

AB110

REQUERIMENTO DE LAVRA

850056/2003

30

AUTORIZAÇÃO DE PESQUISA

850350/2010

38A

AUTORIZAÇÃO DE PESQUISA

850376/2003

32

REQUERIMENTO DE LAVRA

808953/1975

RN101

AUTORIZAÇÃO DE PESQUISA

850580/2003

34

REQUERIMENTO DE LAVRA

751777/1996

RN107

REQUERIMENTO DE LAVRA 850133/2006

37

REQUERIMENTO DE LAVRA

850968/2010

36A

AUTORIZAÇÃO DE PESQUISA

850352/2010

40A

AUTORIZAÇÃO DE PESQUISA

850351/2010

39A

AUTORIZAÇÃO DE PESQUISA

570000

570000

580000

580000

590000

590000

600000

600000

610000

610000

620000

620000

630000

630000

640000

640000

650000

650000

660000

660000

9690000

9690000

9700000

9700000

9710000

9710000

9720000

9720000

9730000

9730000

9740000

9740000

9750000

9750000

9760000

9760000

Target _ IX

Target _ VIII

Target _ VII

Target _ VI

Target _ V

Target _ I

Target _ IV

Target _ II

Target _ III

Legenda

Limite Target

Bloco de áreas—Processos DNPM—Juruti

Fase

Concessão de Lavra

Requerimento de Lavra

Autorização de Pesquisa

Target

Área de Influência Positiva

Área de Influência Negativa

Parâmetros Utilizados nos Targets

I, II, III, IV, V

Avaliação feita pela Alumina Total

Al2O3 total 45%

SiO2 total 8,0%

Espessura do Minério 1,50m

Relação Estéril Minério = 10/1

Densidade = 1.7t/m3

Recuperação 30%

Litologias Utilizadas

3- Laterita

4- Bauxita

5- Variegada

Parâmetros Utilizados nas Amostras

Al2O3 total 40%

SiO2 total 10%

Recuperação 30%

Densidade = 1.7t/m3

Parâmetros Utilizados nos Targets

VI, VII, VIII, IX

Avaliação feita pela Alumina Aproveitável

Al2O3 AV 40%

SiO2 RE 8,0%

Espessura do Minério 1,50m

Relação Estéril Minério = 10/1

Densidade = 1.7t/m3

Recuperação 30%

Litologias Utilizadas

3- Laterita

4- Bauxita

5- Variegada

Parâmetros Utilizados nas Amostras

Al2O3 AV 35%

SiO2 RE 10%

Recuperação 30%

Densidade = 1.7t/m3

PROJEÇÃO UNIVERSAL TRANSVERSA DE MERCATOR

Datum Vertical: Santa Catarina

Datum Horizontal: SAD 69—Minas Gerais

0 1,5 3 4,5 6

Km

Escala 1:150.000

Pesquisa e Prospecção

Projeto: JURUTI

Título:

Formato: Escala: 1:150.000

Número do Desenho:

Rev:

Data:

Bloco de áreas—Juruti

Target

Alcoa World Alumina Brasil Ltda.

Elaborado:

Aprovado: 21/03/2013

Edileuza Melo

Otávio Yokoyama

A1

MAP-OPE-000-P&P-000

Map 7

Albany

Kalgoorlie

Perth

Newman

Map 7

Albany

Kalgoorlie

Perth

Newman